FORM 3
OMB Approval
OMB Number 3235-0104
Expires: February 1, 1994

                 U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

     INITIAL  STATEMENT OF BENEFICIAL  OWNERSHIP OF SECURITIES Filed pursuant to
Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. See Instructions
_X_ Form 3 Holdings Reported
___ Form 4 Transaction


1. Name and Address of Reporting Person:            David E. Meilahn
                                                    P.O. Box968
                                                    Lake Stevens, WA 98258

2. Date of Event Requiring Statement:               9/13/00

3. IRS or SSN of Reporting Person (Voluntary):

4. Issuer Name and Ticker or Trading Symbol:        Mariculture Systems, Inc.

5. Relation of Reporting Person to Issuer           X Director
                                                    X 10% owner
                                                    X Officer (Title): President
                                                    Secretary, Treasurer
                                                    _ Other (Specify)

6. If Amendment, Date of Original:

7.    X Filed by One Reporting Person.
      _ Filed by more than One Reporting Person.



TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.Title of Security: Common Stock    Common Stock   Common Stock  Common Stock

2.Amount of             2,226,421         95,966         17,400        26,173
Securities
Beneficially
Owned:

3.Ownership Form;          D               I                I               I
Direct (D) or
Indirect (I):

4. Nature of                  Shares in self-  Shares owned by   Shares in self-
Indirect Beneficial              directed IRA    wife of David      directed IRA
Ownership:                            account          Meilahn   account of wife
                                                                of David Meilahn

TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED (continued)

1. Title of Security:   Promissory Note     Promissory Note     Promissory Note

2. Amount of             $21,970.00         $14,400.97          $10,600.00
Securities
Beneficially
Owned:

3. Ownership Form;       D                   I                    I
Direct (D) or
Indirect (I):

4. Nature of             N/A             Promissory Note         Promissory Note
Indirect Beneficial                     owned by wife of        owned by wife of
Ownership:                                 David Meilahn           David Meilahn


*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.



TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
1.  Title of Derivative Security:
2. Date Exercisable and Expiration Date:
3. Title and Amount of Underlying Securities:
4. Conversion or Exercise Price of Derivative
   Securities:
5. Ownership of Derivative Securities;   Direct (D) or Indirect (I):
6. Nature of Indirect Beneficial Ownership:
EXPLANATION OF RESPONSES:






/s/  David E. Meilahn                                          Date: 9/26/2000
----------------------------------------
David E. Meilahn


**Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).